Fathom Digital Manufacturing Reports

Third Quarter 2022 Financial Results

Third Quarter 2022 Highlights

•
Revenue totaled $40.2 million
•
Total orders were $40.3 million
•
Net loss totaled $(1,046.1) million, which included a non-cash goodwill impairment charge of $1,066.6 million
•
Adjusted net loss1 was $(1.8) million
•
Adjusted EBITDA1 totaled $7.1 million, representing an Adjusted EBITDA margin1 of 17.5%

Year-to-Date 2022 Highlights

•
Revenue increased 13.8% to $122.7 million
•
Total orders increased 3.4% to $123.8 million
•
Net loss totaled $(994.3) million; adjusted net loss1 totaled $(2.5) million
•
Adjusted EBITDA1 was $21.9 million, representing an Adjusted EBITDA margin1 of 17.8%

HARTLAND, Wis., November 14, 2022 -- Fathom Digital Manufacturing Corp. (NYSE: FATH), an industry leader in on-demand digital manufacturing services, today announced financial results for the three and nine months ended September 30, 2022.

	Three Months Ended		Nine Months Ended
($ in thousands)	9/30/2022	9/30/2021	9/30/2022	9/30/2021
Revenue	$40,210	$41,481	$122,737	$107,887
Net loss	$(1,046,107)	$(3,476)	$(994,295)	$(8,058)
Adjusted net income (loss)[1]	$(1,773)	$(1,074)	$(2,544)	$1,296
Adjusted EBITDA[1]	$7,056	$8,647	$21,900	$23,820
Adjusted EBITDA margin[1]	17.5%	20.8%	17.8%	22.1%

1 See “Non-GAAP Financial Information.” Reconciliations of non-GAAP financial measures are included in the appendix.

“Our results for the third quarter were in-line with management’s expectations as Fathom extended its proven track record of profitability in the company’s core operations and cash generation despite the challenging macro environment,” said Ryan Martin, Fathom Chief Executive Officer. “We also continue to build positive momentum for our new commercial activities as both orders and revenue achieved monthly sequential growth throughout the quarter, highlighted by record orders for our additive manufacturing services in the month of September. Our focus remains on accelerating engagement with Fortune 500-tier customers and increasing the scalability of our robust on-demand digital manufacturing platform to drive long-term profitable growth.”

Summary of Financial Results

Revenue for the third quarter of 2022 was $40.2 million compared to $41.5 million in the third quarter of 2021, a decrease of 3.1% primarily due to lower volumes. For the nine months ended September 30, 2022, revenue increased 13.8% to $122.7 million from $107.8 million for the same period in 2021 with higher sales driven by acquisition-related activity and growth within Fathom’s strategic accounts.

Gross profit for the third quarter of 2022 totaled $15.1 million, or 37.5% of revenue, compared to $14.9 million, or 35.9% of revenue, in the third quarter of 2021. Gross profit for the nine months ended September 30, 2022 was $42.6 million, or 34.7% of revenue, which includes approximately $3.2 million in non-cash purchase accounting adjustments, compared to $41.8 million, or 38.7% of revenue, for the same period in 2021. Excluding the $3.2 million in non-cash purchase accounting adjustments, gross profit for the nine months ended September 30, 2022 totaled $45.8 million, or 37.3% of revenue.

Net loss for the third quarter of 2022 was $(1,046.1) million compared to a net loss of $(3.5) million in the third quarter of 2021. Net loss for the third quarter of 2022 included a non-cash goodwill impairment charge of $1,066.6 million as the result of an interim impairment analysis, which was triggered by the sustained decline in Fathom’s share price, lower market multiples for a relevant peer group, higher discount rate due to the rising interest rate environment and challenging macroeconomic conditions. The impairment charge has no impact on the company’s cash position, liquidity, or covenant tests under its credit agreement.

Excluding goodwill impairment as well as the revaluation of Fathom warrants and earnout shares, stock compensation expense, and other costs, Fathom reported an adjusted net loss in the third quarter of 2022 of $(1.8) million compared to an adjusted net loss of $(1.1) million for the same period in 2021.

Net loss for the nine months ended September 30, 2022 was $(994.3) million compared to a net loss of $(8.1) million for the same period in 2021. For the nine months ended September 30, 2022, Fathom reported an adjusted net loss of $(2.5) million compared to adjusted net income of $1.3 million for the same period in 2021.

Adjusted EBITDA for the third quarter of 2022 totaled $7.1 million versus $8.6 million for the same period in 2021 primarily due to lower volumes as well as the incurrence of public company expenses totaling approximately $2.1 million. The Adjusted EBITDA margin in the quarter was 17.5% compared to 20.8% in the third quarter of 2021.

For the nine months ended September 30, 2022, Adjusted EBITDA totaled $21.9 million versus $23.8 million for the same period in 2021 primarily due to recurring public company expenses totaling approximately $6.4 million. The Adjusted EBITDA margin for the nine months ended September 30, 2022 was 17.8% compared to 22.1% for the same period in 2021.

2022 Outlook

For the full year 2022, Fathom expects revenue to range between $163 million and $165 million, representing year-over-year growth of approximately 7% to 8.5%. Fathom also expects Adjusted EBITDA to range between $30 million and $32 million, representing a year-over-year decrease of approximately (12.5%) to (7%) and an implied Adjusted EBITDA margin of 18.4% to 19.4%. This outlook, as of November 14, 2022, reflects management’s current projections and macroeconomic outlook, and excludes the impact of any potential acquisitions.

Conference Call

Fathom will host a conference call on Monday, November 14, 2022, at 8:30 am Eastern Time. The dial-in number for callers in the U.S. is +1-844-200-6205 and the dial-in number for international callers is +1-929-526-1599. The access code for all callers is 412487. The conference call will be broadcast live over the Internet and include a slide presentation. To access the webcast and supporting materials, please visit the investor relations section of Fathom’s website at https://investors.fathommfg.com.

A replay of the conference call can be accessed through November 21, 2022, by dialing +1-866-813-9403 (US) or +1-226-828-7578 (international), and then entering the access code 414890. The webcast will also be archived on Fathom’s website.

About Fathom Digital Manufacturing

Fathom is one of the largest on-demand digital manufacturing platforms in North America, serving the comprehensive product development and low- to mid-volume manufacturing needs of some of the largest and most innovative companies in the world. With more than 25 unique manufacturing processes and a national footprint with nearly 450,000 square feet of manufacturing capacity across 12 facilities, Fathom seamlessly blends in-house capabilities across plastic and metal additive technologies, CNC machining, injection molding and tooling, sheet metal fabrication, and design and engineering. With more than 35 years of industry experience, Fathom is at the forefront of the Industry 4.0 digital manufacturing revolution, serving clients in the technology, defense, aerospace, medical, automotive and IOT sectors. Fathom's certifications include: ITAR Registered, ISO 9001:2015 Design Certified, ISO 9001:2015, ISO 13485:2016, AS9100:2016, and NIST 800-171. To learn more, visit https://fathommfg.com/.

Forward-Looking Statements
Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Fathom Digital Manufacturing Corporation (“Fathom”) that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to recognize the anticipated benefits of our business combination with Altimar Acquisition Corp. II; changes in general economic conditions, including as a result of the COVID-19 pandemic; the outcome of litigation related to or arising out of the business combination, or any adverse developments therein or delays or costs resulting therefrom; the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; costs related to the business combination and additional factors discussed in Fathom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2022 as well as Fathom’s other filings with the SEC. If any of the risks described above materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by our forward-looking statements. There may be additional risks that Fathom does not presently know or that Fathom currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Fathom’s expectations, plans or forecasts of future events and views as of the date of this press release. These forward-looking statements should not be relied upon as representing Fathom’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Fathom undertakes no obligation to update or revise any forward-looking statements made by management or on its behalf, including with respect to the financial guidance for full year 2022 contained herein, whether as a result of future developments, subsequent events or circumstances or otherwise, except as required by law.

Non-GAAP Financial Information
This press release includes Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA margin, which are non-GAAP financial measures that we use to supplement our results presented in accordance with U.S. GAAP. We believe Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA margin are useful in evaluating our operating performance, as they are similar to measures reported by our public competitors and regularly used by security analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA margin are not intended to be a substitute for any U.S. GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

We define and calculate Adjusted Net Income as net income (loss) before the impact of any change in the estimated fair value of the company’s warrants or earnout shares, reorganization expenses, goodwill impairment, stock-based compensation, and certain other non-cash and non-core items, as described in the reconciliation included in the appendix to this press release. We define and calculate Adjusted EBITDA as net income (loss) before the impact of interest income or expense, income tax expense and depreciation and amortization, and further adjusted for the following items: change in the estimated fair value of the company’s warrants or earnout shares, reorganization expenses, goodwill impairment, stock-based compensation, and certain other non-cash and non-core items, as described in the reconciliation included in the appendix to this press release. Adjusted EBITDA excludes certain expenses that are required in accordance with U.S. GAAP because they are non-recurring (for example, in the case of reorganization expenses), non-cash (for example, in the case of depreciation, amortization, goodwill impairment, and stock-based compensation) or are not related to our underlying business performance (for example, in the case of interest income and expense). Adjusted EBITDA margin represents Adjusted EBITDA divided by total revenue. We include these non-GAAP financial measures because they are used by management to evaluate Fathom’s core operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments.

Information reconciling forward-looking Adjusted EBITDA to GAAP financial measures is unavailable to Fathom without unreasonable effort. The company is not able to provide reconciliations of forward-looking Adjusted EBITDA to GAAP financial measures because certain items required for such reconciliations are outside of Fathom's control and/or cannot be reasonably predicted, such as the provision for income taxes. Preparation of such reconciliations would require a forward-looking balance sheet, statement of income and statement of cash flow, prepared in accordance with GAAP, and such forward-looking financial statements are unavailable to Fathom without unreasonable effort. Fathom provides a range for its Adjusted EBITDA forecast that it believes will be achieved, however it cannot accurately predict all the components of the Adjusted EBITDA calculation. Fathom provides an Adjusted EBITDA forecast because it believes that Adjusted EBITDA, when viewed with the company's results under GAAP, provides useful information for the reasons noted above. However, Adjusted EBITDA is not a measure of financial performance or liquidity under GAAP and, accordingly, should not be considered as an alternative to net income or cash flow from operating activities as an indicator of operating performance or liquidity.

Contact:

Michael Cimini

Director, Investor Relations

Fathom Digital Manufacturing

(262) 563-5575

michael.cimini@fathommfg.com

Consolidated Statements of Comprehensive Income (Loss)

($ in thousands)

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Revenue	$40,210	$41,481	$122,737	$107,887
Cost of revenue	25,144	26,581	80,126	66,080
Gross profit	15,066	14,900	42,611	41,807
Operating expenses
Selling, general, and administrative	11,960	10,681	38,341	27,111
Depreciation and amortization	4,627	2,148	13,595	7,355
Restructuring	996	-	996	-
Goodwill impairment	1,066,564	-	1,066,564	-
Total operating expenses	1,084,147	12,829	1,119,496	34,466
Operating (loss) income	(1,069,081)	2,071	(1,076,885)	7,341
Interest expense and other (income) expense
Interest expense	2,406	4,376	5,738	8,800
Other expense	81	442	276	9,007
Other income	(25,548)	-	(88,771)	(3,215)
Total interest expense and other (income) expense, net	(23,061)	4,818	(82,757)	14,592
Net loss before income tax	(1,046,020)	(2,747)	(994,128)	(7,251)
Income tax (benefit) expense	87	729	167	807
Net loss	(1,046,107)	(3,476)	(994,295)	(8,058)
Weighted average Class A common shares outstanding
Basic	62,816,174		55,348,018
Diluted	62,816,174		55,348,018

Q3 2022 Revenue by Product Line

	Reported Three Months Ended
($ in thousands)	9/30/2022	% Revenue	9/30/2021	% Revenue	% Change
Revenue By Product Line
Additive manufacturing	$3,154	7.8%	$4,480	10.8%	-29.6%
Injection molding	$5,984	14.9%	$7,812	18.8%	-23.4%
CNC machining	$15,530	38.6%	$14,160	34.1%	9.7%
Precision sheet metal	$13,719	34.1%	$13,284	32.0%	3.3%
Other revenue	$1,823	4.5%	$1,745	4.2%	4.5%
Total	$40,210	100%	$41,481	100%	-3.1%

First Nine Months 2022 Revenue by Product Line

	Reported Nine Months Ended
($ in thousands)	9/30/2022	% Revenue	9/30/2021	% Revenue	% Change
Revenue By Product Line
Additive manufacturing	$11,713	9.5%	$13,322	12.3%	-12.1%
Injection molding	$19,892	16.2%	$20,941	19.4%	-5.0%
CNC machining	$43,441	35.4%	$30,063	27.9%	44.5%
Precision sheet metal	$43,153	35.2%	$38,494	35.7%	12.1%
Other revenue	$4,538	3.7%	$5,067	4.7%	-10.4%
Total	$122,737	100%	$107,887	100%	13.8%

Consolidated Balance Sheets

($ in thousands)

	Period Ended
	September 30, 2022	December 31, 2021
Assets	(unaudited)
Current assets
Cash	$8,004	$20,357
Accounts receivable, net	27,237	25,367
Inventory	15,831	13,165
Prepaid expenses and other current assets	3,170	1,836
Total current assets	54,242	60,725
Property and equipment, net	49,197	44,527
Right-of-use operating lease assets, net	10,774	-
Right-of-use financing lease assets, net	2,308	-
Intangible assets, net	255,947	269,622
Goodwill	121,779	1,189,464
Other non-current assets	1,415	2,036
Total assets	$495,662	$1,566,374
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$11,779	$9,409
Accrued expenses	8,162	5,957
Current operating lease liability	2,164	-
Current financing lease liability	195	-
Contingent consideration	700	2,748
Current portion of debt	31,955	29,697
Other current liabilities	2,037	2,058
Total current liabilities	56,992	49,869
Long-term debt, net	116,187	120,491
Fathom earnout shares liability	11,910	64,300
Sponsor earnout shares liability	1,790	9,380
Warrant liability	5,900	33,900
Payable to related parties pursuant to the tax receivable agreement (includes $4,400 and $4,600 at fair value, respectively)	26,100	4,600
Noncurrent contingent consideration	-	850
Noncurrent operating lease liability	9,041	-
Noncurrent financing lease liability	2,176	-
Deferred tax liability	-	17,570
Other noncurrent liabilities	-	4,655
Total liabilities	230,096	305,615
Commitments and Contingencies:
Redeemable non-controlling interest in Fathom Holdco, LLC.	161,407	841,982
Shareholders' Equity:
Class A common stock, $0.0001 par value; 300,000,000 shares authorized; 65,529,753 issued and outstanding as of September 30, 2022 and 50,785,656 issued and outstanding as of December 31, 2021	6	5
Class B common stock, $0.0001 par value; 180,000,000 shares authorized; 70,153,051 shares issued and outstanding as of September 30, 2022 and 84,294,971 shares issued and outstanding as of December 31, 2021	7	8
Class C common stock, $.0001 par value; 10,000,000 shares authorized; 0 shares issued and outstanding as of September 30, 2022 and December 31, 2021	-	-
Preferred Stock, $.0001 par value; 10,000,000 shares authorized; 0 shares issued and outstanding as of September 30, 2022 and December 31, 2021	-	-
Additional paid-in-capital	584,313	466,345
Accumulated other comprehensive loss		-
Accumulated deficit	(480,167)	(47,581)
Shareholders’ equity attributable to Fathom Digital Manufacturing Corporation	104,159	418,777
Total Liabilities, Shareholders’ Equity, and Redeemable Non-Controlling Interest	$495,662	$1,566,374

Reconciliation of GAAP Net Income (Loss) to Adjusted Net Income (Loss)

($ in thousands)	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net loss	$(1,046,107)	$(3,476)	$(994,295)	$(8,058)
Acquisition expenses(1)	-	-	-	4,045
Stock compensation	1,762	-	5,687	-
Inventory step-up amortization	-	(277)	3,241	-
Goodwill impairment	1,066,564		1,066,564
Restructuring	996	-	996	-
Change in fair value of warrant liability(2)	(7,400)	-	(28,000)	-
Change in fair value of earnout shares liability(2)	(18,080)	-	(59,980)	-
Change in fair value of tax receivable agreement2)	-	-	(200)	-
Integration, non-recurring, non-operating, cash, and non-cash costs(3)	492	2,679	3,443	5,309
Adjusted net income (loss)	$(1,773)	$(1,074)	$(2,544)	$1,296

1 Represents expenses incurred related to business acquisitions; 2 Represents the impacts from the change in fair value related to both the earnout shares liability, the warrant liability and the tax receivable agreement associated with the business combination completed on December 23, 2021; 3 Represents adjustments for other integration, non-recurring, non-operating, cash, and non-cash costs related primarily to integration costs for new acquisitions, severance, and management fees paid to our principal owner.

Reconciliation of GAAP Net Income (Loss) to Adjusted EBITDA

($ in thousands)	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net loss	$(1,046,107)	$(3,476)	$(994,295)	$(8,058)
Depreciation and amortization	6,335	4,381	18,539	12,006
Interest expense, net	2,406	4,376	5,738	8,800
Income tax expense	88	729	167	807
Acquisition expenses(1)	-	-	-	4,045
Inventory step-up amortization	-	(277)	3,241	-
Stock compensation	1,762	-	5,687	-
Goodwill impairment	1,066,564	-	1,066,564	-
Restructuring	996	-	996	-
Change in fair value of warrant liability(2)	(7,400)	-	(28,000)	-
Change in fair value of earnout shares liability(2)	(18,080)	-	(59,980)	-
Change in fair value of tax receivable agreement(2)	-	-	(200)	-
Contingent consideration(3)	-	235	-	(1,120)
Loss on extinguishment of debt(4)	-	-	-	2,031
Integration, non-recurring, non-operating, cash, and non-cash costs(5)	492	2,679	3,443	5,309
Adjusted EBITDA	$7,056	$8,647	$21,900	$23,820

1 Represents expenses incurred related to business acquisitions; 2 Represents the impacts from the change in fair value related to both the earnout shares liability, the warrant liability and the tax receivable agreement associated with the business combination completed on December 23, 2021; 3 Represents the change in fair value of contingent consideration payable to former owners of acquired businesses; 4 Represents amounts paid to refinance debt in April of 2021; 5 Represents adjustments for other integration, non-recurring, non-operating, cash, and non-cash costs related primarily to integration costs for new acquisitions, severance, and management fees paid to our principal owner.